Exhibit 99.3

EVOGENE LTD.

PROXY FOR THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 4, 2023
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Nitsan Deutsch and Guy Kofman, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares, par value 0.02 New Israeli Shekels, of Evogene Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on April 4, 2023 at the 2023 Annual General Meeting of Shareholders, as it may be adjourned from time to time  (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Thursday, May 4, 2023 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2023 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal, this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

May 4, 2023

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK
INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Re-election of each of the below-listed directors, until the Company’s next annual general meeting of shareholders and until his or her successor is duly elected and qualified:
(a) Ms. Sarit Firon	☐	☐	☐
(b) Dr. Adrian Percy	☐	☐	☐
(c) Mr. Leon Y. Recanati	☐	☐	☐
(d) Prof. Oded Shoseyov	☐	☐	☐
(e) Mr. Dan Falk	☐	☐	☐
(f) Mr. Nir Nimrodi	☐	☐	☐
2.  To approve a reverse share split of the Company’s ordinary shares in the range of 2:1 up to 20:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board of Directors of the Company, within 12 months of the Meeting; and to amend the Company’s Articles of Association accordingly.
	☐	☐	☐
3. Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board of Directors of the Company or the audit committee thereof to fix such accounting firm’s annual compensation.
	☐	☐	☐
To change the address on your account, please check the box below and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

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Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.